EXHIBIT 99.3

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of the Board of Directors and management of the Company

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments based on currently available information.

The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information. The Audit Committee of the Board, comprised of three independent directors, periodically meets with management and with the independent auditors to review the scope and result of the annual audit and to review the financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by the Company’s independent auditors, KPMG LLP. The Auditors’ Report outlines the scope of their examination of and opinion on the consolidated financial statements.

EDWARD C. DOWLING	PETER C. DOUGHERTY
President and Chief Executive Officer	Vice-President, Finance, Chief Financial Officer
and Corporate Secretary
February 22, 2007

MANAGEMENT’S REPORT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

It is management’s responsibility to establish and maintain internal control over financial reporting for the Company. Internal control over financial reporting is to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Internal control over financial reporting may not prevent or detect misstatements.

Our internal control over financial reporting include policies related to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of assets, provide reasonable assurance that transactions are properly recorded to permit preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are authorized by management and directors, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework. Management’s assessment included an evaluation of the design and testing of the operational effectiveness of the internal control over financial reporting. Management reviewed the results with the Audit Committee of the Board of Directors.

Based on this assessment, management determined that as of December 31, 2006 the Company had effective internal control over financial reporting. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, and they have issued an attestation report on management’s assessment.

EDWARD C. DOWLING	PETER C. DOUGHERTY
President and Chief Executive Officer	Vice-President, Finance, Chief Financial Officer
and Corporate Secretary

February 22, 2007

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  29

AUDITORS’ REPORT

To the Shareholders of Meridian Gold Inc.

We have audited the consolidated balance sheets of Meridian Gold Inc. (“the Company”) as at December 31, 2006 and 2005 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of internal control over financial reporting.

Chartered Accountants

Vancouver, Canada
February 22, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

To the Board of Directors of Meridian Gold Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in note 2 to the consolidated financial statements as at December 31, 2006 and 2005. Our report to the shareholders dated February 22, 2007 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, Canada
February 22, 2007

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Meridian Gold Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Controls Over Financial Reporting, that Meridian Gold Inc. (“the Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended December 31, 2006, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 22, 2007 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada

February 22, 2007

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  31

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005

(expressed in millions of USD)	2006	2005
Assets
Current assets:
Cash and cash equivalents (note 7)	$92.8	$58.3
Short-term investments (note 7)	84.0	209.3
Restricted cash (note 7)	13.8	13.9
Trade and other receivables (note 8)	6.2	1.2
Inventory (note 9)	7.0	7.1
Future income taxes (note 19)	0.5	0.3
Other current assets (note 10)	15.7	10.0
Total current assets	220.0	300.1
Mineral property, plant and equipment (notes 11 and 12)	276.1	89.6
Other long-term assets (note 13)	31.8	11.0
Total assets	$527.9	$400.7
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable, trade and other	$20.1	$13.4
Other current liabilities (note 14)	25.4	21.3
Total current liabilities	45.5	34.7
Future income taxes (note 19)	17.6	12.4
Other long-term liabilities (note 15)	103.4	67.5
Total liabilities	166.5	114.6
Non-controlling interest (note 4)	15.3	-
Shareholders’ equity (note 22)	346.1	286.1
Total liabilities and shareholders’ equity	$527.9	$400.7

Commitments and contingencies (notes 16 and 21)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board

BRIAN J. KENNEDY	EDWARD C. DOWLING
Director	Director

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  32

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2006, 2005, and 2004

(expressed in millions of USD, except per share data)	2006	2005	2004
Revenue (note 6)	$240.0	$174.3	$157.3
Costs and expenses:
Cost of sales before depreciation, depletion and amortization	76.1	54.4	46.3
Depreciation, depletion and amortization	28.1	15.7	18.1
Exploration	26.6	25.0	19.5
Selling, general and administrative	22.7	13.9	10.4
Impairment of mineral properties and other (notes 12 and 16)	4.6	548.7	-
	158.1	657.7	94.3
Earnings (loss) from operations	81.9	(483.4)	63.0
Interest income	12.2	6.9	2.6
Other income (expense)	0.1	0.1	(2.0)
Earnings (loss) before income taxes	94.2	(476.4)	63.6
Income tax expense (benefit) (note 19)	45.6	(130.0)	27.0
Net earnings (loss)	$48.6	$(346.4)	$36.6
Earnings (loss) per share (note 23):
Basic	$0.48	$(3.47)	$0.37
Diluted	0.48	(3.47)	0.37
Weighted average shares outstanding (in 000’s):
Basic	100,761	99,936	99,259
Diluted	101,162	99,936	99,966

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT) Years ended December 31, 2006, 2005, and 2004

(expressed in millions of USD)	2006	2005	2004
Balance, beginning of year	$(166.4)	$180.0	$143.4
Net earnings (loss)	48.6	(346.4)	36.6
Balance, end of year	$(117.8)	$(166.4)	$180.0

See accompanying notes to consolidated financial statements.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  33

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006, 2005, and 2004

(expressed in millions of USD)	2006	2005	2004
Cash flow from operating activities:
Net earnings (loss)	$48.6	$(346.4)	$36.6
Non-cash items:
Impairment of mineral properties and other	1.7	550.2	-
Depreciation, depletion and amortization	28.1	15.7	18.1
Gain on sale of assets, net	-	-	(1.3)
Accretion of asset retirement obligations	1.6	0.4	0.4
Stock-based compensation	4.7	3.4	2.3
Provision for pension cost	0.6	1.0	0.5
Future income taxes	8.7	(145.9)	11.4
Deferred revenue	-	-	(1.2)
Changes in non-cash working capital and other accounts:
Trade and other receivables	(2.9)	1.1	2.5
Inventory	1.7	(1.7)	1.4
Other current assets	(5.3)	0.2	3.0
Other assets	(2.3)	(1.3)	1.5
Accounts payable, trade and other	2.9	5.3	2.0
Accrued and other liabilities	(0.1)	(3.5)	(0.7)
Other long-term liabilities	5.0	-	1.1
Asset retirement obligation expenditures	(4.2)	(4.4)	(7.1)
Pension contributions	(2.7)	(0.6)	(0.6)
	86.1	73.5	69.9
Cash flow from (used in) investing activities:
Capital expenditures	(43.8)	(30.1)	(17.7)
Proceeds from sale of assets	-	1.7	1.7
Acquisitions (net of cash received of $0.7)	(118.9)	-	-
Short-term investments, net (note 7)	125.3	(38.7)	(49.2)
Long-term investments, net (note 7)	(18.9)	1.2	(6.4)
	(56.3)	(65.9)	(71.6)
Cash flow from (used in) financing activities:
Repayment of loans payable	(2.1)	-	-
Proceeds from issuance of share capital	6.8	3.4	2.0
	4.7	3.4	2.0
Increase (decrease) in cash and cash equivalents	34.5	11.0	0.3
Cash and cash equivalents, beginning of year	58.3	47.3	47.0
Cash and cash equivalents, end of year	$92.8	$58.3	$47.3

Supplementary disclosure of cash flow information (note 25).

See accompanying notes to consolidated financial statements.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(Tables expressed in millions of USD, except per share amounts)

1. Nature of operations

Meridian Gold Inc. (“Meridian” or the “Company”) is engaged in the exploration and mining of gold and other precious metals.

2. Changes in accounting policies

(a)  Effective January 1, 2004, the Company changed the method of application of its stock-based compensation accounting policy so as to measure stock options granted to directors and employees at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital, as required under the amendments to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. This change has been applied retroactively without restatement of prior periods. The effect of the change in the method of accounting for stock-based compensation has resulted in a decrease of $0.9 million in retained earnings and an increase of $0.9 million in additional paid-in capital as of January 1, 2004.

(b)  Commencing January 1, 2006, the Company began recognizing by-product metal sales as part of its revenue principally due to the increase in silver ounces mined and the significant increase in silver’s market price. The Company previously recognized silver sales as a by-product and reported its silver revenue as a credit to cost of sales. The Company has also changed its classification of refining cost from netting against revenue to including it in cost of sales. Commencing January 1, 2006 both of these changes were adopted on a retroactive basis and revenue and cost of sales before depreciation, depletion and amortization for 2005 and 2004 have been increased by $42.5 million and $30.2 million, respectively, from the previously reported. Revenue and cost of sales before depreciation, depletion and amortization have been restated for 2005 and 2004 with no impact on net earnings.

3. Significant accounting policies

(a) Basis of presentation:
These financial statements are presented in accordance with Canadian generally accepted accounting principles (“GAAP”) which, in the Company’s case, conform to U.S. GAAP on a measurement basis except as explained in note 26. The United States dollar (“USD”) is the principal currency of the Company’s business; accordingly, the consolidated financial statements and related notes are presented in USD.

(b) Consolidation:
The accompanying consolidated financial statements include the accounts of Meridian and all majority-owned subsidiaries. The accounts of joint ventures in which the Company holds an interest are consolidated on a proportionate consolidation basis. The Company’s 40% interest in the Rossi joint venture and its 50% interest in Agua Frias S.A., acquired through the purchase of Minera Florida, are accounted for on the proportionate consolidation method. The Company’s 56.7% interest in Agua De La Falda S.A. (“ADLF”), which is a variable interest entity, is consolidated and the non-controlling interest for the interest of the Company’s partner is recorded. All significant intercompany accounts are eliminated on consolidation.

(c) Use of estimates:
The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used in calculation of proven and probable reserves for the purposes of evaluating impairment of mineral properties, depreciation, depletion and amortization, costs associated with the reclamation and closing of mine properties (asset retirement obligations), allocation of the purchase price on business combinations, stock-based compensation and future income taxes, among others. Actual results could differ from those estimates.

(d) Fair value of financial instruments:
The carrying amounts of the Company’s financial instruments approximate their fair values except for marketable equity securities with a carrying value of less than $0.1 million and a quoted market value of $0.5 million at December 31, 2006. The quoted market value of short-term and long-term investments is disclosed in note 7.

(e) Cash, short-term investments and long-term investments:
The Company considers marketable securities with remaining maturities at date of purchase of fewer than 91 days to be cash equivalents, securities with maturity dates greater than 90 days and less than one year to be short-term investments and securities with maturity dates greater than one year to be long-term investments. Auction rate securities, which are variable rate bonds that have interest rate resets at predetermined short-term intervals, usually 7, 28 or 35 days, are classified as short-term investments unless the effective maturity date exceeds 365 days in which case they are classified as long-term securities.

(f ) Inventory:
Materials and supplies are valued at the lower of average cost and replacement value.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Stockpiled ore is carried at average production cost per tonne using the last-in, first-out (“LIFO”) method, as that cost is lower than net realizable value after an allowance for additional processing costs and is generally consistent with how the Company withdraws material from the stockpile. The cost of producing stockpiled ore includes all direct costs of extracting the ore from the mine. Ore is extracted using mining equipment and, accordingly, charges for use of this equipment are included in the cost of stockpiled ore as part of the costs incurred. Amortized mine development costs are not included in the cost of stockpiled ore inventory or finished goods inventory. Costs associated with stockpiled ore are charged to cost of goods sold based on tonnes removed from inventory and processed through the mill.

Finished goods inventory is stated at the lower of average cost or net realizable value.

(g) Mineral property, plant and equipment:
Mineral property, plant and equipment, including acquisition and development costs and capitalized interest associated with the construction of certain capital assets, are recorded at cost. Start-up costs associated with new properties, net of revenues from pre-commercial production, are capitalized as part of the cost of the projects.

Depreciation, depletion and amortization is provided on the shorter of the units-of-production basis, based upon the expected tonnes of proven and probable reserves to be mined, or on the straight-line basis over the estimated lives of the assets. Depreciation, depletion and amortization of mine development assets amortized on a units-of-production basis is recorded when a unit (a tonne of ore) is extracted (“produced”) from the mine regardless of whether the ore is added to the stockpiled ore inventory or sent directly to the mill.

Gains and losses are reflected in earnings upon sale or retirement of assets.

(h) Impairment of long-lived assets:
The Company assesses the impairment of long-lived assets, which consist primarily of mineral property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of an asset to be held for use exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment loss recognized will be the amount by which the carrying amount of the asset exceeds its fair value.

At each reporting period, the Company reviews the carrying value of its mineral properties. These reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. Additionally, the reviews take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects.

(i) Asset retirement obligations (“AROs”):
AROs are legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development and/or normal operation of a long-lived asset. Reclamation obligations on the Company’s mineral properties are recorded as AROs. The fair value of a liability for an ARO, such as site closure and reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.

The Company recognizes the fair value of a liability for an ARO in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made, based on the discounted estimated future cash settlement of an ARO. The ARO is capitalized as part of the carrying amount of the associated long-lived asset and a liability is recorded and is depreciated over the life of the related asset. Any change for a closed mine is included as a charge or credit to other income. The liability is accreted, through operating expense, over a period ending when the liability is finally settled in cash, subject to annual adjustments for changes in estimates.

(j) Stock-based compensation:
The Company accounts for stock-based compensation for stock options granted after January 1, 2002 at fair value and recognizes the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital. Restricted shares are measured at fair value and are recognized as compensation expense over the vesting period.

(k) Employee future benefits:
The Company has defined benefit pension plans for North American employees. The cost of the accrued benefit obligations for pensions and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages and expected health care costs. For the purpose of calculating expected return on plan assets, those assets are valued at fair value.

The Company accrues payroll costs for employees whose governments require the payment of defined wages at the termination of their employment.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(l) Translation of foreign currencies:
Assets and liabilities of entities where the functional currency is not the U.S. dollar (Argentina) are translated into U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments reported as a separate component of shareholders’ equity. Revenue and expenses are translated using the average exchange rate during the period. For entities where the U.S. dollar is the functional currency (U.S., Canada and Chile), gains and losses that arise from remeasuring monetary assets and liabilities denominated in other than U.S. dollars are recorded in earnings.

(m) Revenue:
Revenue is recognized when metal is delivered and title to the metal is transferred to third parties. Revenue from forward sales is recognized in revenue when production is delivered or the contracts expire.

(n) Mineral exploration and development costs:
Mineral exploration costs and costs incurred on properties being maintained but not advanced are expensed as incurred. Development costs applicable to mineralized properties deemed capable of commercial production, as evidenced by a positive economic analysis of the project, are capitalized and then amortized using the units-of-production method based upon projected mineable tonnes.

(o) Income taxes:
The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of substantive enactment. The amount of future income tax assets and liabilities is limited to the amount that is more likely than not to be realized.

(p) Earnings per share:
Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the treasury stock method, taking into account dilutive potential common shares, primarily employee stock options and restricted common stock outstanding during the period.

(q) Variable interest entities:
Effective January 1, 2005, the Company adopted CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG-15”). The guidance establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the majority of the variable interest entity’s expected losses, is entitled to receive a majority of the variable interest entity’s residual returns, or both. The adoption of AcG-15 did not result in any changes to the Company’s financial statements on adoption.

(r) Derivative and hedging activities:
The Company’s risk management policy includes mitigating the impact of risks for certain types of transactions to plan its business with greater certainty. The Company may use commodity price contracts or other contracts to manage exposure to changing prices. The Company’s use of risk management contracts is governed by the Board of Directors.

The realized and unrealized losses of the fair value of contracts that do not qualify for hedge accounting are charged as other income and the fair value of such contracts is recorded on the balance sheet.

(s) Comparative figures:
Certain reclassifications have been made to prior year amounts to conform to presentation adopted in the current year.

4. Acquisitions

Minera Florida S.A.
During 2006, the Company acquired 100% of Minera Florida S.A. (“Minera Florida”) for $100.0 million cash. The Company acquired control of Minera Florida effective as of July 1, 2006 and has accordingly determined this to be the date of acquisition. The transaction completed on July 31, 2006 at which time the Company made a cash payment of $100.0 million from available cash reserves. The earnings of Minera Florida are included in the statement of operations commencing July 1, 2006. Imputed interest from July 1 to July 31, 2006 of $0.4 million offsets the cash payment for a net purchase price $99.6 million. Minera Florida owns a producing gold mine in Alhue, Chile. The Company is required to pay for mineral rights principally based on tons mined.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table summarizes management’s estimates of fair value of the assets acquired and liabilities assumed at the date of acquisition.

As at July 1, 2006
Current assets	$4.4
Mineral property, plant and equipment	132.5
Other long-term assets	5.5
Total assets acquired	142.4
Current liabilities	(10.5)
Long-term liabilities	(32.3)
Total liabilities assumed	(42.8)
Net assets acquired	$99.6

For purposes of the consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based upon management’s best estimates and taking into account all available information as of the time of acquisitions, as well as available information as of the time that these financial statements were prepared. An independent valuation of property, plant and equipment excluding construction-in-progress and mineral rights acquired was completed during August 2006. An independent review of the value assigned to the mineral rights based on the company’s internal model was completed as of the date of preparation of these financial statements. The fair value of the monetary assets was measured as being equal to their carrying value. Construction-in-process was valued as its carrying value. The fair value of mineral rights was determined based on a discounted cash flow model prepared by the Company. The model used management estimates on inputs including mineral reserves and resources, expected mining and production volume, mining and processing costs, recovery, metal prices, refining costs, royalties, taxes, discount rates as well as other factors.

The purchase price allocation for Minera Florida has not been finalized and may be adjusted in the future on completion of analysis of income tax balances.

Agua De La Falda S.A.
On September 22, 2006, the Company acquired 56.7% of ADLF for $20.0 million cash. The Company plans to prepare a feasibility study on the Jeronimo property owned by ADLF. The Company’s interest in ADLF is a variable interest entity for accounting purposes and the earnings of ADLF are included in the statement of operations from the date of acquisition.

The following table summarizes management’s estimate of fair value of the assets acquired and liabilities assumed at the date of acquisition.

As at September 22, 2006
Current assets	$0.1
Mineral property, plant and equipment	37.9
Total assets acquired	38.0
Current liabilities	(0.6)
Long-term liabilities	(2.1)
Total liabilities assumed	(2.7)
Non-controlling interest	(15.3)
Net assets acquired	$20.0

5. Joint ventures

The Company holds a 40% interest in a joint venture with Barrick Gold Corporation (“Barrick”) for the Rossi property in Nevada. During 2006 and 2005 the Company expensed $0.1 million and nil, respectively, for operating activities. In 2006 and 2005, the Company’s share of capitalized development costs was $2.5 million and $1.6 million, respectively, which are considered investing activities. Assets of the joint venture included in these financial statements are as disclosed in note 11, and no material liabilities are recorded.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

6. Revenue

Revenue is comprised of the following:

	2006	2005	2004
Gold	$161.3	$133.8	$129.0
Silver	74.7	40.5	28.3
Zinc	4.0		-
	$240.0	$174.3	$157.3

7. Cash and investments

Cash equivalents consist primarily of U.S. dollar term deposits with major commercial banks. Cash and cash equivalents totaled approximately $92.8 million and $58.3 million at December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, the Company had $84.0 million and $209.3 million in short-term investments, with a weighted average yield of 5.2% and 4.7%, respectively. The effective maturity dates of short-term investments held at December 31, 2006 were between January 2, 2007 and November 9, 2007.

At December 31, 2006 and 2005, long-term investments were $24.1 million and $5.2 million, with a weighted average yield of 5.6% and 4.9%, respectively. At December 31, 2006, the effective maturity dates of long-term investments were between January 18, 2008 and January 20, 2010. At December 31, 2006, the quoted market value of the Company’s short-term investments was $84.0 (2005 - $209.3) million and the quoted market value of the Company’s long-term investments was $24.1 million (2005 - $5.2 million). The Company’s investments are comprised of principally AAA and AA rated securities which are typically rated by at least two credit agencies. The Company’s investments include securities such as Agency Bonds, Insured Asset Backed Securities, Corporate Bonds and Taxable Auction Rate Securities.

At December 31, 2006 and 2005, the Company had $13.8 million and $13.9 million, respectively, classified as restricted cash, which represents funds on deposit that have been pledged as backing for letters of credit subject to annual renewal issued for reclamation bonding.

8. Trade and other receivables

	2006	2005
Trade	$1.7	$0.3
Value added tax	4.5	0.9
	$6.2	$1.2

9. Inventory

	2006	2005
Materials and supplies	$3.9	$2.1
Stockpiled ore	2.8	4.8
Finished goods	0.3	0.2
	$7.0	$7.1

10. Other current assets

	2006	2005
Prepaid expenses	$1.4	$0.9
Income tax recoverable	5.0	0.2
Other	9.3	8.9
	$15.7	$10.0

Other current assets include $8.1 million in 2006 and $8.5 million in 2005 for amounts expected to be recovered under an insurance policy related to the reclamation of Beartrack. See note 16 on Asset Retirement Obligations for further information.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. Mineral property, plant and equipment

	2006	2005
Mineral property acquisition and development costs	$833.5	$658.7
Plant, buildings and equipment	107.7	68.6
	941.2	727.3
Accumulated depreciation, depletion, amortization and write-down	(665.1)	(637.7)
	$276.1	$89.6

Mineral property, plant and equipment allocation by project:

	2006			2005
		Accumulated
		depreciation,			Accumulated
		depletion,			depreciation
		amortization			depletionand
	Cost	and write-down	Total	Cost	amortization	Total
El Peñón	$206.5	$112.5	$94.0	$170.6	$93.7	$76.9
Minera Florida	136.5	8.4	128.1	-	-	-
Agua de la Falda	37.9	-	37.9	-	-	-
Rossi	11.4	-	11.4	8.9	-	8.9
Esquel	544.0	541.5	2.5	544.0	541.5	2.5
Other	4.9	2.7	2.2	3.8	2.5	1.3
	$941.2	$665.1	$276.1	$727.3	$637.7	$89.6

Capital expenditures by project:

	2006	2005
El Peñón	$36.1	$27.3
Minera Florida	4.0	-
Rossi	2.5	1.6
Other	1.2	1.2
	$43.8	$30.1

The El Peñón mine is located in the Atacama Desert in northern Chile, approximately 160 kilometers southeast of Antofagasta, and began commercial production in January 2000. During 2005, Meridian Gold bought Gold Field Chile Limitada’s interest in the Angelina joint venture for $7.5 million in cash. This adjacent property is now 100% owned by Meridian and extends the El Peñón district. Minera Florida is located near the town of Alhue, Chile, and is in commercial production. See note 4. Agua de la Falda properties are located 50 kilometers southeast of El Salvador in the Third Region of Northern Chile and encompass over 240 square kilometers. See note 4. The Rossi project is located 41.6 kilometers northwest of Carlin, Nevada, USA, and is expected to begin production during 2007. See note 5. The Esquel project is located in the Sierra de Esquel, 7 kilometers northeast of the town of Esquel, Chubut, Argentina. See note 12.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12. Mineral property impairment

At each reporting period, the Company reviews the carrying value of its mineral properties. These reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. The reviews take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. In addition, CICA Accounting Guideline 11, “Enterprises in the Development Stage” states, “… when there has been a delay in development activity that extends beyond three years, there is a presumption that a write-down of capitalized costs and deferred development and pre-operating costs is necessary. This presumption can be rebutted only by persuasive evidence to the contrary.” The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Based on this review, management determined an impairment was necessary as of December 31, 2005 for the Company’s Esquel project in Argentina.

The Esquel project was acquired in 2002. The Company encountered local opposition from the citizens of Esquel who voted not to support the mine development in a non-binding referendum in March 2003. Shortly thereafter the provincial government passed a law that prohibited open-pit mining and the use of cyanide that became effective in 2003. Following the non-binding referendum, the Company has focused its efforts on addressing the concerns of the community and developing an underground mine plan. As Meridian Gold’s development activities on the Esquel project were interrupted for three years as at December 31, 2005 and as the Company did not have persuasive evidence, such as issued permits, to maintain the capitalized cost associated with the Esquel project the Company, in compliance with accounting guidelines, wrote down the long-lived assets of the Esquel project to their estimated fair value which management determined to be the real estate value of the property for non-mine use. Based on market analysis, assisted by a third party, this value was $2.5 million. The impairment expense recorded in 2005 for the Esquel project was $542.8 million and the income tax benefit was $163.9 million. The impairment charge was a non-cash transaction. The following table illustrates the values used in the write-down of the Esquel property.

Purchase price	$310.0
Spending on project	6.1
Future income tax liability(1)	149.1
Currency translation adjustment(2)	77.6
Total impairment	542.8
Future income tax benefit	163.9
Net impairment	$378.9

Note:
(1) Future income tax liability recorded as part of the purchase of the project.
(2) The currency translation adjustment is related to the balance sheet adjustments for the foreign exchange difference between the time of purchase and the time of the write-off.

In 2006 the Governor of the Chubut province in Argentina ratified legislation which suspends all metal mining activity within specified areas of the province for the next three years. The areas included in the mining suspension include the Company’s Esquel project. Management believes the fair value of the project is its $2.5 million carrying value and that an additional impairment is not required. Management regularly reviews the status of the Esquel project and advises the Board of Directors of activities.

13. Other long-term assets

	2006	2005
Long-term investments (note 7)	$24.1	$5.2
Deferred charges, net of amortization of $4.9 (2005 - $3.4)	1.7	2.4
Other	6.0	3.4
	$31.8	$11.0

Other long-term assets include $1.9 million in 2006 and $1.5 million in 2005 for amounts expected to be recovered under an insurance policy related to the reclamation of Beartrack in more than one year. See note 16 on Asset Retirement Obligations for further information.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

14. Other current liabilities

	2006	2005
Asset retirement obligations (notes 15 and 16)	$10.2	$13.3
Accrued payroll and bonus	11.8	6.1
Short-term capital leases (note 18)	0.6	-
Income tax payable, current	1.5	1.5
Other accrued liabilities	1.3	0.4
	$25.4	$21.3

15. Other long-term liabilities

	2006	2005
Asset retirement obligations (notes 14 and 16)	$25.8	$12.0
Accrued pension cost (note 17)	3.0	2.8
Accrued deferred compensation	1.9	1.5
Accrued payroll	5.0	2.5
Capital leases (note 18)	0.6	-
Income taxes payable	60.8	48.7
Other	6.3	-
	$103.4	$67.5

16. Asset retirement obligations (“AROs”)

The Company’s AROs are estimated costs for shutdown and reclamation of mineral properties and are comprised of earthwork (including detoxification), re-contouring, re-vegetation, stabilization, heap-leach encapsulation and facility decommissioning. In determining the estimated costs, the Company considers such factors as current and possible changes in laws and regulations, the likelihood that additional permits will be required, and requirements under existing operating permits. Such analyses involve third party consultants who provide guidance on requirements, estimations of costs and services.

During 2006 the Company recorded asset retirement obligations of $11.6 million for its acquired mineral properties, Minera Florida and Agua de la Falda, increased its ARO liability by $2.6 million for its Royal Mountain King (“RMK”) property, and decreased its ARO liability by $1.0 million for its Beartrack property. During 2006 the Company spent $4.2 million on reclamation activities of which the monies were principally spent for its RMK and Beartrack properties.

During 2005, the Company increased its ARO liability by $17.4 million for its Beartrack property and recorded the benefit to be received pursuant to an insurance policy that covers $10 million of reclamation activity on this property. As at December 31, 2006 the insurance benefit is classified in Other Current Assets, $8.1 million, and as Other Long-term Assets, $1.9 million. During 2005, the Company spent $4.3 million on reclamation activities of which the monies were principally spent for its RMK and Beartrack properties.

The continuity of the reclamation liabilities is as follows:

	2006	2005	2004
Balance, beginning of year	$25.3	$11.8	$18.5
Addition - acquisitions	11.6	-	-
Addition - change in estimate	1.6	17.4	-
Accretion	1.7	0.4	0.4
Expenditures	(4.2)	(4.3)	(7.1)
Balance, end of year	$36.0	$25.3	$11.8

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17. Employee future benefits

The Company has defined benefit pension plans covering substantially all of its North American employees. The defined pension benefits are based on years of service and average yearly earnings. The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. Total cash amounts paid for employee future benefits in 2006, consisting of employer contributions to the defined benefit pension plans, were $2.7 million (2005 - $0.6 million).

In 2006, Meridian Gold Company, a U.S. subsidiary of the Company, created the Post Retirement Medical Reimbursement Plan which reimburses the cost of Medi-gap insurance for the employee and her/his spouse after a vested employee of the plan reaches Medicare age until they reach the age of 77. The maximum reimbursement per participant is $2,400 annually.

Information about the Company’s defined benefit plans, in aggregate, is as follows:

	Pension benefit plans		Other benefit plans
	2006	2005	2006	2005
Accrued benefit obligation:
Balance, beginning of year	$6.4	$5.5	$-	$-
Current service cost	0.3	0.3	0.3	-
Interest cost	0.4	0.4	-	-
Benefits paid	(0.7)	(0.1)	-	-
Actuarial losses (gains)	0.6	0.3	-	-
Balance, end of year	7.0	6.4	0.3	-
Plan assets:
Fair value, beginning of year	3.2	2.7	-	-
Actual return on plan assets	0.3	0.1	-	-
Employer contributions	2.8	0.5	-	-
Benefits paid	(0.7)	(0.1)	-	-
Fair value, end of year	5.6	3.2	-	-
Funded status - surplus (deficit)	(1.4)	(3.2)	(0.3)	-
Unamortized net actuarial loss	0.9	0.3	-	-
Adjustment for minimum liability	(0.3)	-	-	-
Accrued benefit asset (liability)	(0.8)	(2.9)	(0.3)	-
Valuation allowance	-	-	-	-
Accrued benefit asset (liability), net of valuation allowance	$(0.8)	$(2.9)	$(0.3)	$-
Recognized defined benefit costs	$0.7	$0.5	$0.3	$-

The Company’s consolidated balance sheet includes the accrued benefit asset in other assets in the amount of $1.9 million (2005 - none), and the accrued benefit liability in other liabilities in the amount of $2.7 million (2005 - $2.9 million).

Included in the above accrued benefit obligation and fair value of plan assets at year-end are the following amounts in respect of benefit plans that are not fully funded:

	Pension benefit plans		Other benefit plans
	2006	2005	2006	2005
Accrued benefit obligation	$3.0	$2.4	$0.3	$-
Fair value of plan assets	-	-	-	-
Funded status - plan deficit	$3.0	$2.4	$0.3	$-

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Pension benefit plan assets consist of:

	Percentage of plan assets
	2006	2005
Asset category:
Equity securities	42%	65%
Debt securities	16%	27%
Cash	42%	8%
Total	100%	100%

Equity securities do not include any of the Company’s common shares as at December 31, 2006 and 2005, respectively. The significant assumptions used are as follows (weighted-average):

	Pension benefit plans		Other benefit plans
	2006	2005	2006	2005
Accrued benefit obligation:
Discount rate	6.5%	6.5%	5.25%	-
Rate of compensation increase	5.0%	5.0%	-	-
Benefit costs for the years:
Discount rate	6.5%	6.5%	5.25%	-
Expected long-term rate of return on plan assets	6.5%	6.5%	-	-
Rate of compensation increase	5.0%	5.0%	-	-

The elements of the Company’s defined benefit plan costs recognized in the year are as follows:

	Pension benefit plans		Other benefit plans
	2006	2005	2006	2005
Current service cost	$0.3	$0.3	$0.3	$-
Interest cost	0.4	0.4	-	-
Actual return on plan assets	(0.3)	(0.1)	-	-
Actuarial losses (gains)	0.7	0.3	-	-
Elements of employee future benefits costs before adjustments	1.1	0.9	0.3	-
Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets for year	-	(0.1)	-	-
Difference between recognized actuarial (gains) losses and actual actuarial (gains) losses on the accrued benefit obligation for the year	(0.4)	(0.3)	-	-
Difference between amortization of prior service costs and actual plan amendments for the year	-	-	-	-
Recognized defined benefit costs	$0.7	$0.5	$0.3	$-

The Company expects to contribute $0.4 million to its pension plan in 2007.

The benefits expected to be paid from the pension plan in each year 2007 to 2011 are $1.7 million, $0.1 million, $0.2 million, $0.1 million and $0.1 million, respectively. The aggregate benefits expected to be paid in the five years from 2012 to 2016 are $1.5 million. The expected benefits are based on the same assumptions used to measure the Company’s benefits obligation at December 31 and include estimated future employee service.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18. Capital leases

The Company has capital leases arising from its acquisition of Minera Florida. Leased assets included in property, plant and equipment as at December 31, 2006 had a net book value of $1.7 million. Amortization of items under capital lease from July 1, 2006 to December 31, 2006 was $0.3 million. Interest paid on capital leases from July 1, 2006 to December 31, 2006 was less than $0.1 million.

Capital lease payments of Minera Florida are detailed as follows:

As at December 31, 2006 (in millions of USD)
Year
2007	$0.6
2008	0.5
2009	0.1
Subtotal	1.2
Interest at 7.5%	(0.1)
Total	1.1
Less current	(0.6)
Long-term	$0.5

19. Income taxes and future income taxes

On October 26, 1998, the Company entered into foreign investment contracts under Chilean Decree Law 600 (“DL600”) for its wholly owned subsidiary Minera Meridian Limitada (“MML”), the owner of the El Peñón mine. During 2005, MML elected to be subject to a maximum 4% rate for the Chilean mining royalty tax and tax stabilization through 2017 at a 35% tax rate, in return for ceasing to use accelerated depreciation for tax purposes beginning in 2008.

During 2006, the Company entered into a separate DL600 contract, related to Minera Florida Limitada, a wholly-owned subsidiary which owns the Minera Florida mine, which also provides for a 35% tax rate.

Income tax expense included in the consolidated statements of operations is as follows:

	2006	2005	2004
Current	$25.1	$15.1	$15.7
Future	20.5	(145.1)	11.3
	$45.6	$(130.0)	$27.0

The income tax expense differs from that computed by applying the applicable Canadian federal and Ontario statutory rate to income before taxes as follows:

	2006	2005	2004
Applicable statutory rate	36.1%	36.1%	36.1%
Income tax expense (benefit) calculated using statutory tax rate	$34.0	$(172.0)	$23.0
Increase in valuation allowance	10.4	18.3	4.9
Foreign earnings subject to tax at other than statutory rate	(0.5)	5.3	0.5
Losses incurred from foreign operations without tax benefit and expired losses	2.1	19.2	0.7
Other	(0.4)	(0.8)	(2.1)
Income tax expense (benefit)	$45.6	$(130.0)	$27.0

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The significant components of the Company’s future income tax assets and liabilities at December 31, 2006 and 2005 are as follows:

Current future income tax assets:	2006	2005
Chile:
Other, net	$1.5	$0.7
U.S.:
Asset retirement obligations	3.6	4.6
Other, net	1.1	0.5
Total current future income tax assets	6.1	5.8
Valuation allowance	(0.2)	(2.1)
	$5.9	$3.7
Current future income tax liabilities:
Chile:
Other, net	$(0.9)	$(0.5)
U.S.:
Other, net	(4.4)	(2.9)
	$(5.3)	$(3.4)
Net current future income tax asset	$0.6	$0.3

Long-term future income tax assets:	2006	2005
Argentina:
Net operating loss carryforwards	$4.2	$3.7
Other, net	5.9	5.7
Chile:
Asset retirement obligations	3.9	0.4
Net operating loss carryforwards	9.9	-
Other liabilities	3.1	-
U.S.:
Mineral property, plant and equipment	9.2	9.7
Asset retirement obligations	4.3	3.8
Net operating loss carryforwards	43.4	37.9
Other, net	0.4	0.5
Canada and other foreign:
Mineral property, plant and equipment	3.2	3.0
Net operating loss carryforwards	12.0	5.9
Total future income tax assets	99.4	70.7
Valuation allowance	(82.6)	(70.3)
	$16.8	$0.4
Long-term future income tax liabilities:
Chile:
Mineral property, plant and equipment	$(34.4)	$(12.8)
Net long-term future income tax liabilities	$(17.6)	$(12.4)

At December 31, 2006, the Company and subsidiaries included in these consolidated financial statements had available U.S. loss carryforwards of approximately $135.6 million, of which $12.0 million is related to stock option expense recognized for tax purposes only, which expire between the years 2018 and 2026, Canadian net operating loss carryforwards of approximately $33.3 million, which expire between the years 2007 and 2016 and Chile net operating loss carryforwards of approximately $28.2 million, which do not expire.

Management believes that sufficient uncertainty exists regarding the realization of certain future tax assets that a valuation allowance is required. The changes in valuation allowances reflect management’s assessment as of December 31, 2006 regarding the future realization of U.S and foreign future tax assets.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

20. Forward contracts

(a)  Gold:
As at December 31, 2006 and 2005, the Company had no gold forward sales contracts, derivatives or hedges.

(b)  Silver:
At December 31, 2003, the Company had remaining forward sales commitments for 2,000,000 ounces of silver at an average price of $5.34 per ounce for delivery during 2004. In addition, at December 31, 2003, the Company had forward sales commitments for 2,200,000 ounces of silver for contracts entered into during 2003 at an average price of $5.05 per ounce for delivery during 2004. As at December 31, 2004, these silver contracts had been closed through delivery or other settlement. During 2004, the Company recorded a loss of $3.3 million related to these contracts.

During 2005, the Company purchased European-style put option contracts for 250,000 ounces of silver with a strike price of $7.00 and an expiration date of January 27, 2006. These puts guaranteed the Company the right to sell the specified silver ounces for no less than the strike price on the expiration date. The option loss of $62,000 on this option has been charged to operations in 2005.

During 2006, the Company entered into a Master Purchase Contract (“MPC”) for the physical sale of silver produced from its Chilean mines. Under the MPC the Company agreed to sell in 2007 180,000 ounces of silver at a price of $13.12 per ounce and 90,000 ounces of silver at a minimum of $13.12 per ounce; in each of 2008 and 2009 230,000 ounces of silver at a price of $13.13 per ounce and an additional 110,000 ounces at a minimum price of $13.13 per ounce. The contract had a fair value of $0.7 million at inception, which is being amortized over the term of the contract.

(c)  During 2006, the Company entered into a zinc forward sale contract for the sale of 1,450 tonnes in 2007, 1,800 tonnes in 2008 and 1,800 tonnes in 2009 that is marked to market at each period end. During 2006, the Company recorded a loss of $2.2 million on this contract as other income on the mark to market as at December 31, 2006.

21. Commitments and contingencies

(a)  Operating leases:
The Company has entered into operating leases for office premises and equipment that provide for minimum annual lease payments totaling $0.6 million over the next three years.

(b)  Operating commitments:
In January 2005, the Company had multi-year contracts for underground extraction services at the El Peñón mine which have a remaining commitment as at December 31, 2006 of $118.6 million and the Company has the option to cancel the contracts with certain penalties. The Company has a hauling service contract at the Alhue mine which has a remaining commitment of $2.6 million. The Company also has contractual obligations with companies that provide services and supplies. These contracts do not contain take-or-pay obligations or require minimum purchase quantities.

(c)  Exploration commitments:
The Company has entered into option agreements which require the Company to incur exploration expenditures and make option payments by certain dates in order to earn an interest in other properties. These contracts can be cancelled by the Company. Periodically, the Company evaluates the prospects of each project to determine whether further investment is warranted.

(d)  Legal claims:
The Company is exposed to certain other contingent liabilities or claims incident to the ordinary course of business. Although the outcome of these matters is not determinable at this time, the Company believes none of these claims will have a material adverse effect on the Company’s financial position or results of operations.

22. Share capital

(a)  Shareholders’ equity:

	2006	2005
Share capital	$402.0	$390.8
Additional paid-in capital	7.9	7.6
Retained earnings (deficit)	(117.8)	(166.4)
Cumulative translation adjustment	54.0	54.1
Total shareholders’ equity	$346.1	$286.1

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(b)  Authorized share capital:
The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. Preferred shares are issuable in series. The Board of Directors is authorized to fix the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. The preferred shares rank prior to the common shares with respect to dividends and return of capital on dissolution. Except with respect to matters as to which the holders of preferred shares as a class are entitled by law to vote, the holders of preferred shares are not entitled to vote. As of December 31, 2006, the Company had no issued or outstanding preferred shares.

(c)  Issued and outstanding common shares:

	Number
	of shares
	(in 000s)	Amount
Balance as at December 31, 2003	99,194	$382.7
Issued under the terms of directors’ and employees’ stock options	386	2.0
Issued (cancelled) restricted shares	50	1.1
Balance as at December 31, 2004	99,630	385.8
Issued under the terms of directors’ and employees’ stock options	546	3.9
Issued (cancelled) restricted shares	57	1.1
Balance as at December 31, 2005	100,233	390.8
Issued under the terms of directors’ and employees’ stock options	726	8.6
Issued (cancelled) restricted shares	131	2.7
Balance as at December 31, 2006	101,090	$402.0

(d)  Shareholder Rights Plan:
In March 1999, the Company established a Shareholder Rights Plan (the “Plan”), which replaced the existing plan established in July 1996. The Plan has a term of 10 years (subject to being reconfirmed by the Company’s shareholders every three years) and expires on July 30, 2009. In implementing the Plan, one right was distributed for each common share outstanding on July 30, 1999, as well as each common share to be issued prior to the “Separation Time”. The Separation Time is defined as the tenth trading day after the earlier of (i) the first date of public announcement that a person or group other than certain exempt persons (an “Acquiring Person”), together with affiliates or associates, has acquired, or obtained the right to acquire, 20% or more of any class of voting shares of the Company; or (ii) the date of commencement or announcement of a “Take-over Bid” (as defined in the Shareholder Rights Plan Agreement). A Take-over Bid means an offer to acquire voting shares of the Company (or securities convertible into such shares) that, if successful, would result in the person making such an offer (“the Offeror”) beneficially owning 20% or more of any class of the voting shares of the Company.

The Shareholder Rights Plan Agreement provides that, until the Separation Time, the rights will be transferred with and only with the common shares. After the Separation Time, separate rights certificates will be mailed to holders of record of the common shares as of the Separation Time. After the Separation Time and prior to the expiration time, the rights are exercisable by the holders. Each right will entitle the holder to purchase one common share for the exercise price (as defined in the Shareholder Rights Plan Agreement).

(e)  Share Incentive Plan:
During 1999, the Company’s shareholders adopted the Meridian Gold Inc. 1999 Share Incentive Plan (the “1999 Plan”), which replaced the Company’s 1996 Share Option Plan and which provides for the granting of equity-based or equity-related awards to certain directors, officers and employees of the Company. A maximum of 8,200,000 shares of common stock are reserved for issuance under the amended 1999 Plan.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Options are granted at exercise prices equal to the quoted market value of the common stock at date of grant. Options have 10-year terms and vest in equal amounts over one to three years. A summary of the stock option activity and stock options outstanding are presented in the tables below.

		2006			2005			2004
		Weighted			Weighted			Weighted
	Number	average		Number	average		Number	average
	of options	exercise price		of options	exercise price		of options	exercise price
	(in 000s)	(in USD	)	(in 000s )	(in USD	)	(in 000s )	(in USD	)
Stock options outstanding, beginning of year	1,557	$11.38		1,932	$9.28		1,889	$7.57
Granted	17	25.62		273	17.4-1		454	13.19
Exercised	(726)	9.41		(546)	6.25		(386)	5.27
Expired and/or canceled	(21)	16.06		(102)	15.85		(25)	12.92
Stock options outstanding, end of year	827	$13.29		1,557	$11.38		1,932	$9.28
Exercisable stock options	610	$12.29		1,024	$9.57		1,285	$7.28

Stock options outstanding as at December 31, 2006 are as follows:

Range of		Weighted average	Weighted average
exercise prices	Shares	remaining life	exercise price
(in USD)	(in 000s)	(years)	(in USD)
$ 0.00 - $ 2.97	10	1.0	$ 2.25
$ 2.98 - $ 5.93	26	1.7	4.06
$ 5.94 - $ 8.90	142	3.3	6.97
$ 8.91 - $11.86	72	7.4	10.95
$11.87 - $14.83	245	7.2	12.87
$14.83 - $17.79	144	6.7	16.33
$17.80 - $20.76	171	8.5	18.36
$20.77 - $23.72	-	-	-
$23.73 - $26.68	10	9.2	24.74
$26.69 - $29.65	7	9.2	26.79
	827	6.5	$ 13.29

The fair value of stock options granted has been calculated using the Black-Scholes option-pricing model based on the following assumptions:

	2006	2005	2004
Weighted average fair value per option	$12.56	$8.82	$7.08
Expected life of options (years)	5.0	5.0	5.0
Risk free interest rate	4.6%	3.5%	3.5%
Expected volatility	50.0%	56.3%	59.3%
Expected dividend yield	-	-	-

In 2006, 2005, and 2004, the Company awarded 144,804, 65,824, and 49,735 restricted shares, respectively, under the 1999 Plan. The average fair values of the shares at the date of grant were $24.49, $16.52, and $13.04, respectively. Restricted shares vest one-third per year over three years. Restricted shares issued to employees typically vest one-third per year over three years. During 2006 the Board granted 50,000 restricted shares to the new chief executive officer of which one-third immediately vested and one-third vest in each of the next two years. Restricted shares issued to non-executive directors vest immediately and remain restricted until the board member retires or ceases to be a member of the Board.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Total stock-based compensation for options and restricted shares in 2006, 2005 and 2004 were $4.7 million, $3.4 million and $2.3 million.

During 2006 and 2005, options to purchase 247,373 shares and 72,175 shares, respectively, were exercised that had a grant date after January 1, 2002, the date the Company adopted the fair value method of accounting for stock options granted. During 2006 and 2005, the Company transferred $1.8 million and $0.5 million, respectively, from additional paid-in capital to share capital for the amount previously recorded as additional paid-in capital for the fair value of this stock-based compensation.

23. Earnings per share

The following table presents the calculation of basic and diluted earnings per share:

	2006	2005	2004
Net earnings (loss)	$48.6	$(346.4)	$36.6
Basic weighted average shares outstanding (in 000’s)	100,761	99,936	99,259
Effect of dilutive potential common shares (in 000’s)	401	-	707
Diluted weighted average shares outstanding (in 000’s)	101,162	99,936	99,966
Basic earnings (loss) per share	$0.48	$(3.47)	$0.37
Diluted earnings (loss) per share	$0.48	$(3.47)	$0.37
Anti-dilutive shares excluded from the calculation (in 000’s)	-	1,557	154

Dilutive potential common shares consist of employee stock options.

24. Segment disclosure

The Company’s segments are based on mineral properties as discussed in note 11. The accounting policies of all segments are consistent with those outlined in note 3 - Significant Accounting Policies.

Segmented information is reported below.

2006

		Minera
(in millions of USD)	El Peñón	Florida	Esquel	All other	Totals
Revenues	$210.5	$29.2	$-	$0.3	$240.0
Amortization of capital assets	19.4	8.4	0.1	0.2	28.1
Interest income	9.6	-	-	2.6	12.2
Income before taxes	122.9	7.6	(1.5)	(34.8)	94.2
Income tax expense	$43.0	$2.6	$-	$-	$45.6

2005

		Minera
(in millions of USD)	El Peñón	Florida	Esquel	All other	Totals
Revenues	$174.3	$-	$-	$-	$174.3
Amortization of capital assets	15.2	-	0.2	0.3	15.7
Interest income	6.5	-	-	0.4	6.9
Income before taxes	99.0	-	(545.1)	(30.3)	(476.4)
Income tax expense	$34.7	$-	$(163.9)	$(0.8)	$(130.0)

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The breakdown of exploration expenses by geographic region is as follows:

	2006	2005	2004
Chile	$15.2	$15.6	$10.2
Argentina	2.1	2.7	4.0
United States	3.3	2.5	3.0
Peru	1.5	1.0	1.4
Nicaragua	1.9	2.4	-
Mexico	1.9	0.7	0.5
Other	0.7	0.1	0.4
Total exploration expenses	$26.6	$25.0	$19.5

Detail as to capital assets and capital expenditures by geographic areas is included in note 11.

25. Supplementary disclosure of cash flow information

	2006	2005	2004
Cash paid for income taxes	$43.4	$19.8	$14.9
Cash paid for interest	$-	$-	$-

26. Reconciliation of Canadian and U.S. generally accepted accounting principles

The differences to the consolidated statements of operations that would have resulted from the Company following U.S. GAAP in 2006, 2005, and 2004 are summarized below:

	2006	2005	2004
Net earnings (loss) as reported in the financial statements (Canadian GAAP)	$48.6	$(346.4)	$36.6
Items increasing net earnings:
Start-up cost amortization	0.6	0.6	0.6
Net earnings (loss) according to U.S. GAAP	49.2	(345.8)	37.2
Future employee benefits	(1.0)	-	-
Unrealized gain on available-for-sale securities	0.5	-	-
Foreign currency translation adjustments	(0.1)	(8.2)	(4.1)
Comprehensive income (loss)	$48.6	$(354.0)	$33.1
U.S. GAAP earnings (loss) per common share
Basic	$0.48	$(3.46)	$0.37
Diluted	$0.48	$(3.46)	$0.37

See note 23 for weighted average number of common shares outstanding.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The differences to the consolidated balance sheets that would have resulted from the Company following U.S. GAAP in 2006 and 2005 are summarized below:

	2006		2005
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
Mineral property, plant and equipment, net	$276.1	$276.1	$89.6	$89.0
Total assets	527.9	528.0	400.7	400.1
Total liabilities	166.5	167.1	114.6	114.6
Additional paid-in capital	7.9	7.0	7.6	6.7
Retained earnings (deficit)	(117.8)	(116.9)	(166.4)	(166.1)
Cumulative translation adjustment	54.0	-	54.1	-
Accumulated other comprehensive income	-	53.5	-	54.1
Total shareholders’ equity	$346.1	$345.6	$286.1	$285.5

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles and practices generally accepted in the United States (“U.S. GAAP”). Except as noted below, none of these differences have a material measurement effect on the financial statements of the Company.

U.S. Statement of Financial Accounting Standards Statement No. 130, “Reporting Comprehensive Income”, requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The equivalent Canadian standard, CICA Handbook Section 1530 “Comprehensive Income”, is not effective until the Company’s 2007 fiscal year.

Under Canadian GAAP start-up activities are capitalized and under U.S. GAAP start-up activities are expensed. Broadly defined, start-up activities consist of the operating activities of the facility prior to reaching commercial production levels. Expensing the cost of start-up activities in prior years would have resulted in an increase to net earnings of $0.6 million in each of 2006 and 2005 for U.S. GAAP purposes due to a reduction in amortization expense.

Effective January 1, 2004, the Company adopted the amended Canadian accounting standard for stock-based compensation which requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options. For purposes of the reconciliation to U.S. GAAP, in fiscal 2004 the Company adopted SFAS 148 “Accounting for Stock-Based Compensation - Transition and Disclosure”. SFAS 148 is similar to the amended Canadian standards and the adoption of these standards does not result in a significant difference in the calculation of stock-based compensation expense between Canadian and U.S. GAAP. The transitional provisions under United States standards allow the effects of the fair value method to be accounted for under the modified prospective method, which requires the accounting for stock-based compensation expense subsequent to the date of adoption as if the fair value method was applied to all options granted since January 31, 1995. As a result, there was a $0.9 million adjustment to retained earnings and additional paid-in capital under Canadian GAAP that would not be made under U.S. GAAP.

For U.S. GAAP purposes, under FAS 115, the Company’s marketable securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recognized in comprehensive income. The difference from Canadian accounting standards resulted in $0.5 million being recognized in other comprehensive income and as an increase in assets for the 2006 year.

In September 2006, the FASB issued FAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” which requires the recognition in the Company’s financial statements the funding status of a benefit plan and that the plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position. Under FAS 158 the Company is required to recognize unamortized actuarial gains and losses, prior service cost and remaining transitional amounts not recognized under Canadian GAAP, with the offset to comprehensive income. This difference in accounting standards resulted in $1.0 million being recognized as a charge in comprehensive income and a $0.4 decrease to total assets for an over-funded plan and $0.6 million increase to total liabilities for under-funded plans for U.S. GAAP purposes.

Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Company’s ownership interest. Under U.S. GAAP, the equity method of accounting is applied in circumstances where a proportionately consolidated joint venture’s significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity. United States regulations do not require, for the purposes of this reconciliation, adjustment to equity account for the joint ventures. The presentation of the Company’s joint venture does not require adjustments to the equity method. Refer also to note 4 to the financial statements.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Recent U.S. accounting pronouncements

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3”, which requires an entity to report a change in accounting principle through retrospective application of the new accounting principle to all prior periods, unless it is impracticable to do so. SFAS 154 becomes effective for fiscal years beginning after December 15, 2005 and the adoption of this policy has not had a material impact on our financial statements.

In September 2006, the FASB issued FAS 157 “Fair Value Measurement”, which defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. It is effective for fiscal years beginning after November 15, 2007.

In June 2006 the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on accounting and disclosure based on whether it is more likely than not that an uncertain tax position will be sustained on review by taxation authorities. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company is currently evaluating the implications of the adoption of FAS 157 and FIN 48.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

MINERAL RESERVES AND RESOURCES

	December 31, 2006													December 31, 2005
				Grade		Contained Metal												Grade		ContainedMetal
	Tonnes	Gold		Silver		Zinc		Gold		Silver		Zinc		Tonnes		Gold		Silver		Zinc		Gold		Silver		Zinc
	(mils)	(g/t	)	(g/t	)	(%	)	(K oz	)	(K oz	)	(tonnes	)	(mils	)	(g/t	)	(g/t	)	(%	)	(K oz	)	(K oz	)	(tonnes	)
EL PEÑÓN
Proven and probable reserves	9.3	6.6		275		-		1,967		81,791		-		8.4		7.8		283		-		2,109		76,396		-
Mineral resources
Measured and indicated	3.6	8.1		208		-		935		24,021		-		2.7		8.5		222		-		741		19,337		-
Inferred	2.5	7.9		263		-		626		20,759		-		2.3		8.2		380		-		595		27,700		-
MINERA FLORIDA
Proven and probable reserves	2.2	5.3		27		1.5		369		1,878		31,252		-		-		-		-		-		-		-
Mineral resources
Measured and indicated	2.0	4.6		17		1.2		289		1,080		23,721		-		-		-		-		-		-		-
Inferred	2.9	5.5		30		1.4		504		2,752		39,348		-		-		-		-		-		-		-
ROSSI (40% share)
Proven and probable reserves	-	-		-		-		-		-		-		-		-		-		-		-		-		-
Mineral resources
Measured and indicated	0.2	15.4		-		-		109		-		-		0.2		15.4		-		-		109		-		-
Inferred	0.3	12.9		-		-		133		-		-		0.3		12.9		-		-		133		-		-
ESQUEL Proven and probable reserves	-	-		-		-		-		-		-		-		-		-		-		-		-		-
Mineral resources
Measured and indicated	4.7	15		23		-		2,286		3,523		-		4.7		15.0		23		-		2,286		3,523		-
Inferred	0.9	9.9		21		-		274		575		-		0.9		9.9		21		-		274		575		-
TOTAL-MERIDIAN’S SHARE
Proven and probable reserves	11.5	6.3		226		1.5		2,336		83,669		31,252		8.4		7.8		283		-		2,109		76,396		-
Mineral resources
Measured and indicated	10.5	10.7		85		1.2		3,619		28,624		23,721		7.6		12.8		90		-		3,136		22,860		-
Inferred	6.6	7.2		114		1.4		1,537		24,086		39,348		3.5		8.9		251		-		1,001		28,275		-

		2006						2005
Metal Price Assumptions:	Au	Ag		Zn		Au		Ag		Zn
	($/oz)	($/oz	)	($/tonne	)	($/oz	)	($/oz	)	($/tonne	)
El Peñón	470	7.50		-		350		6.00		-
Minera Florida	470	7.50		1,600		-		-		-
Rossi	-	-		-		-		-		-
Esquel	-	-		-		-		-		-

The December 31, 2006 models were prepared under the supervision of Greg Walker, P.Geo., an employee of Meridian Gold, and were audited by Dave Rennie, P.Eng., and Jim Pearson, P.Eng., of Scott Wilson Roscoe Postle Associates Inc. (“RPA”), all of whom are qualified persons as defined in National Instrument 43-101 of the Canadian Securities Administrators.

The June 30, 2006 Minera Florida models were prepared under the supervision of Greg Walker, P.Geo., an employee of Meridian Gold, and were audited by Hrayr Agnerian, P.Geo., and Jim Pearson, P.Eng., of Scott Wilson Roscoe Postle Associates Inc. (“RPA”), all of whom are qualified persons as defined in National Instrument 43-101 of the Canadian Securities Administrators.

The Rossi resources were prepared as of December 31, 2005 under the supervision of Robert Wheatley, P.Geo., an employee of Meridian Gold and a qualified person as defined in National Instrument 43-101 of the Canadian Securities Administrators. An independent resource and reserve audit of the Barrick Gold resource and reserve modeling will be conducted in 2007 and a NI 43-101 Technical Report will be issued.

The Esquel resource models were prepared as of December 31, 2005 under the supervision of Greg Walker, P.Geo., an employee of Meridian Gold and a qualified person as defined in National Instrument 43-101 of the Canadian Securities Administrators. The reserves were removed from the reserve and resource schedule because of continuing delays in permitting the project. Resources were restated at a 5.0 g/t gold cutoff to reflect the probable change to an underground mining operation from a combination open pit and underground operation. The reported resources at a 5.0 g/t Au cutoff are taken from Tables 1.1 and 1.2 of the March 2003 Technical Report. These resources may be affected by negotiations to address the community’s objections to project development. The change in reserve and resource reporting was approved by Robin Young, P.Geo., of Western Services Engineering Inc., as the independent Qualified Person as defined in National Instrument 43-101, who prepared the March 2003 Technical Report.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  54

DIRECTORS

Robert A. Horn(2) Private Investor	Brian J. Kennedy Chairman	Edward C. Dowling President and Chief Executive Officer	Richard P. Graff(1*,3) Private Investor
Mr. Horn previously served as Vice President, Exploration for Inco Limited, FMC Gold Company and BP Canada. He has been on Meridian’s Board since 2004 and serves on the Compensation Committee.
Mr. Kennedy held the office of Vice Chairman, President and Chief Executive Officer of the Corporation from June 1996 to December 2006. He was President of FMC Gold Company, a predecessor of the Corporation, from May 1987 through June 1996.

Prior to joining Meridian, Mr. Dowling was the Executive Director of Mining and Exploration for DeBeers from 2004-2006. From 1997-2004 he was the Executive Vice President of Cleveland Cliffs. Mr. Dowling has extensive experience in the metals and mining industry since 1988.

Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Mr. Graff joined the Board in 2005 and is the Chairman of the Audit Committee and serves on the Corporate Governance Committee.

Carl L. Renzoni(3*) Private Investor	Gerard E. Munera(1,3) Private Investor	Malcolm W. MacNaught(2*) Private Investor	Christopher R. Lattanzi(1,2) Lead Director, Mining Consultant
Mr. Renzoni retired from BMO Nesbitt Burns in 2001 where he was employed since 1969 and most recently served as a Managing Director. He has been on Meridian’s Board since 2000 and serves as the Chairman of the Corporate Governance Committee.

Mr. Munera previously served as President and Chief Executive Officer of Minorco USA, and as Senior Vice President of Corporate Planning and Development and Member of the Executive Committee of Rio Tinto. He joined Meridian’s Board in 2003 and serves on the Audit and Corporate Governance Committees.

Mr. MacNaught culminated his career with Fidelity Investments in 1996 where he managed the Fidelity Select Precious Metals and Minerals Fund and the Fidelity Select American Gold Portfolio Fund. Mr. MacNaught joined the Board in 1997 and is the Chairman of the Compensation Committee.

Mr. Lattanzi is a mining engineer, an independent mining consultant and former President of Micon International Limited, mineral industry consultants. He has been a member of Meridian’s Board since 1999 and serves as the Lead Director of the Board as well as a member of the Compensation and Audit Committees.

Independent Directors of the Board may be contacted through the Lead Director of the Board by writing to Christopher R. Lattanzi, Lead Director of the Board, Meridian Gold Inc., Suite 900, 390 Bay Street, Toronto, ON M5H 2Y2, Canada.
Notes (1) Member of the Audit Committee (2) Member of the Compensation Committee (3) Member of the Corporate Governance Committee * Chair of the Committee

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  55

OFFICERS

Darrin L. Rohr	Brian J. Kennedy	Edward C. Dowling	Edgar A. Smith	Darcy E. Marud	Peter C. Dougherty
Vice President, Human Resources and Chief People Officer	Chairman of the Board	President and Chief Executive Officer	Vice President, Operations	Vice President, Exploration	Vice President, Finance, Chief Financial Officer and Corporate Secretary

SHAREHOLDER INFORMATION

Corporate Offices

9670 Gateway Drive, Suite 200
Reno, NV 89521
Tel: 775.850.3777 or 800.557.4699
Fax: 775.850.3733

Annual Meeting

The Company’s annual shareholder meeting will be held at 4 p.m. on Tuesday, May 1, 2007 at the Fairmont Royal York Hotel in the British Columbia Room, on the Main Mezzanine Level, located at 100 Front Street West, Toronto, Ontario, Canada.

Market for the Registrant’s Common Equity and Related Shareholder Matters

The public trading markets for Meridian common shares are the Toronto Stock Exchange under the symbol “MNG” and the New York Stock Exchange under the symbol “MDG”.

Auditors

KPMG LLP
Vancouver, British Columbia, Canada

Investor Relations

For public and media inquiries, or copies of the Company’s Annual Information Form (AIF) or annual or quarterly reports, please contact Investor Relations (800) 572-4519, or visit the Company’s web site at www.meridiangold.com. The Company’s filings with the Canadian securities regulatory authorities can be accessed on SEDAR at www.sedar.com and its filings with the U.S. Securities and Exchange Commission can be accessed on EDGAR at www.sec.gov.

NYSE Corporate Governance Rules Disclosure

Under the New York Stock Exchange’s corporate governance rules codified as Section 303A a foreign private issuer, such as Meridian Gold, must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under the NYSE listing standards. We have completed a review of our governance practices and have concluded our practices do not differ in any significant way from the NYSE listing standards.

Transfer Agents and Registrars

Computershare Investor Services Inc.
1500 University Street, Suite 700
Montreal, QC H3A 3S8
Tel: 800.564.6253 (from within North America)
514.982.7800 (from outside North America)

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  56

QUARTERLY HIGH AND LOW STOCK PRICE

	FY2006				FY2005
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Common share prices:
Toronto Stock Exchange (CDN$)
High	$36.46	$42.30	$36.75	$35.49	$26.03	$23.07	$26.68	$26.44
Low	$25.64	$28.77	$25.90	$25.07	$19.22	$17.92	$20.60	$21.44
Close	$34.50	$35.22	$27.70	$32.43	$20.40	$22.00	$25.35	$25.48
New York Stock Exchange (USD)
High	$31.68	$38.31	$32.86	$31.08	$21.15	$18.67	$22.70	$22.50
Low	$22.04	$25.86	$23.17	$22.12	$15.88	$14.11	$16.80	$18.25
Close	$29.65	$31.68	$24.86	$27.79	$16.84	$18.00	$21.91	$21.87

METRIC CONVERSION TABLE

To Convert	To Imperial Measurement Units		Multiply by
Tonnes	Short tons		1.10231
Tonnes	Long tons		0.98422
Tonnes	Pounds		2,204.62
Tonnes	Ounces (troy	)	32,150.7
Grams	Ounces (troy	)	0.03215
Grams/tonne	Ounces (troy)/short ton		0.02917
Hectares	Acres		2.47105
Kilometers	Miles		0.62137
Meters	Feet		3.28084

Notes
Ounces (oz.) are troy ounces; pounds (lbs.) are avoirdupois.
One pound is 14.58333 ounces.
One tonne is 2,204.62262 pounds.
One short ton is 2,000 pounds.